FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 14 July 2004
Commission File Number 0-30358

ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|      Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|          No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

6-K ebookers trading statement	28 July 2004	3 Pages

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 14 July 2004	Leigh Grant Deputy Company Secretary ebookers plc

[LOGO] ebookers plc

FINAL

ebookers trading update
-ebookers focuses investment on high growth online business-

London .. July 28, 2004. ebookers plc (Nasdaq: EBKR, LSE: EBR) www.ebookers.com, the pan-European online travel company today issues a trading statement.

Quarter 2 has continued to see encouraging online growth with significant year-on-year increases. Total gross sales are forecast to be in the region of (pound)135m (2003 - (pound)118m) despite this being the Company’s seasonally weakest quarter as well as the effect on sales of the recent divestments of low-profitability retail outlets in the UK and Holland. This represents a year on year increase of 14.5%, and of 28% on a like-for-like basis taking into account the retail divestments.

ebookers’ total online sales for Quarter 2 increased on an organic basis by 62% year-on-year, web-enabled sales by 16%, and offline sales decreased by 14%.

The company is emphasising its commitment to its high growth online future with further significant investments in people, technology and services in its online business.

Such investments put ebookers in a strong position to support the expected organic growth of the business through the long and mid-haul high season in the second half of the year. Additionally, the financial impact of Quarter 1 and Quarter 2 cost and workforce reductions on operating expenditure are on track to take effect from Quarter 3 onwards.

Gross sales and turnover outlook for the year is positive. However, demand and margins are now forecast to be lower than originally expected. With these reductions and increased investment, ebookers expects that its adjusted profit* for the year will be significantly below the low end of recent published analyst expectations (which range between (pound)10.3m and (pound)15.0m in the UK and $14.3m in the US.), but will nevertheless represent an improvement on last year’s adjusted profit of (pound)1.3m (US GAAP US$1.0m). In addition, the net loss for the year is expected to be substantially reduced as against the net loss for the year ended 31 December 2003 of (pound)15.0m.

Quarter 2 results are scheduled to be announced on 16 August 2004 and this announcement will include an update on current trading for the first half of Quarter 3.

Dinesh Dhamija, Chief Executive, said:

“We are reinforcing the continuing high growth of the online business with significant incremental investment in technology and other support, and managing a phased transition from our less profitable low growth offline businesses. This represents a further consolidation of our position as one of Europe’s leading online travel companies.”

*	UK GAAP: Adjusted pre-tax profit is defined as profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses/ credits and National Insurance relating to share options payable if employees exercise their share options.
US GAAP: We define adjusted pre-tax income as operating income from continuing operations after adding back amortisation, restructuring charges and impairments, stock compensation expenses and National Insurance relating to share options payable if employees exercise their share options and certain other general and administrative costs, and after adding net interest income/expense.

--ends--

For further information:

Cubitt Consulting (UK)
+ 44 (0)207 367 5100
Simon Brocklebank-Fowler/Simon Barker
Simon.brocklebank-fowler@cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Oliver Strong
+44 (0) 20 7489 2239
+44 (0) 7771 934 153
oliver.strong@ebookers.com

Notes to editors

1. ebookers plc at a glance

- Leading pan-European online travel company.
- Specialising in high margin, high value, long and mid haul travel.
- Umbrella brand ebookers.com, www.ebookers.com.
- Other websites include www.travelbag.co.uk, www.bridgetheworld.com and www.mrjet.com
- Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
- Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden,
   Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.
- 900 European staff.
- Head office in UK, offices in 9 other European countries
- 700 seat low cost India Business Process Outsourcing facility, New Delhi
- High growth - 5 year CAGR of 147%
- Total transaction value of goods sold:
  2003-(pound)521m; 2002-(pound)274m; 2001-(pound)180m; 2000-(pound)102m; 1999-(pound)15m.
- Moved into profitability in 2003*
- 2003 annual adjusted profit* of (pound)1.3m (vs 2002 - loss of (pound)5.2m)
- London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

*	Adjusted pre-tax profit is defined as profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, stock compensation expenses/ credits and National Insurance relating to share options payable if employees exercise their share options

2. Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.